SRK Consulting (Canada) Inc. Suite 2200 - 1066 West Hastings Street Vancouver, BC V6E 3X2 T: +1.604.681.4196 F: +1.604.687.5532 vancouver@srk.com www.srk.com

CERTIFICATE OF QUALIFIED PERSON

I, Jarek Jakubec, CEng, MIMMM do certify that:

1.	I am a Corporate Consultant (Mining) with:

SRK Consulting (Canada) Inc.
2200 - 1066 West Hastings Street
Vancouver, British Columbia, Canada, V6E 3X2

2.	This certificate applies to the report “NI 43-101 Technical Report – Timok Copper-Gold Project, Serbia: Upper Zone Prefeasibility Study and Resource Estimate for the Lower Zone”, prepared for Nevsun Resources Ltd. (the “Issuer”), dated August 7 2018, with an effective date June 19, 2018 (the “Technical Report”).

3.	I am a graduate of the Mining University in Ostrava, Czech Republic with a MSc. in Mining Geology (1984).

4.	I am a member of:
  Chartered Engineer, Engineering Council of United Kingdom (509147)
  Member of the Institution of Materials, Minerals and Mining (48718)
5.	I have practiced my profession continuously since 1984 and I have 32 years’ experience in mining. I have been involved in project management, mine design, due diligence studies, geological and geotechnical modeling around the world. I have direct operational experience from caving mines in Canada and have been involved in caving or sublevel caving mines studies in Canada, the United States, Chile, South Africa, Australia, Indonesia, Papua New Guinea, China, Kazakhstan and Mongolia.

6.	I have personally inspected the subject property on several occasions, most recently from June 19 to June 23, 2017.

7.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

8.	I am responsible for the preparation of Sections 1.4, 1.5.1, 2.2.2, 2.3, 15, 16.1, 16.2, 16.3, 16.4, 25.2, 26.2 and relevant content in Sections 1.10, 1.11, 1.14 and 21.

9.	I have had prior involvement with the subject property having contributed to previous technical studies as well as, most recently, acting as Qualified Person for the Issuer’s NI 43-101 entitled “Canadian National Instrument 43-101 Technical Report: Pre-Feasibility Study for the Timok Project, Serbia” dated May 11, 2018 and having an effective date of March 8, 2018.

10.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

SRK Consulting (Canada) Inc. Suite 2200 - 1066 West Hastings Street Vancouver, BC V6E 3X2 T: +1.604.681.4196 F: +1.604.687.5532 vancouver@srk.com www.srk.com

12.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Signed and dated on this 7th August, 2018.

“Signed and Sealed”
Jarek Jakubec, CEng, MIMMM
SRK Consulting (Canada) Inc.